

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2020

Harry Kirsch
Chief Financial Officer
Novartis AG
Lichtstrasse 35
4056 Basel, Switzerland

> **Re: Novartis AG**
> **Form 20-F for the Year Ended December 31, 2019**
> **Filed January 29, 2020**
> **File No. 001-15024**

Dear Mr. Kirsch:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2019

Exhibits

1. Please amend your filing to include complete Section 906 certifications, referencing compliance with the requirements of both Section 13a and Section 15d of the Securities Exchange Act of 1934.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Shannon Klinger